Filed by Xenith Bankshares, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Xenith Bankshares, Inc.

Commission File No.: 001-32968

Date: May 22, 2017

Frequently Asked Questions (For Internal Use Only)

These Frequently Asked Questions were made available to employees of Xenith Bankshares, Inc. on May 22, 2017.

Will my job be impacted?

As is often the case with merger transactions, there will be redundancy in certain positions as a result of the merger. In the coming weeks and months, we will evaluate the needs of the organization with a goal of creating efficiency and delivering a best in class customer experience. What we currently believe:

Branch: There is very little duplication of the branch locations and our retail footprint is a strategic priority for Union. A vast majority of associates who currently work in a branch serving customers are expected to remain employed. That said, we have three branches in the Richmond area where there will be overlap and consolidation of these branches is expected. Teammates in these branches are expected to be placed in other branches in Richmond. Other than these Richmond branches, we do not currently anticipate any other branch closings as a result of the merger.

Commercial: It is important that the commercial team from Xenith remains focused on serving our customers. While there is overlap of our coverage in Richmond, we believe that the market is large enough to support teams from both organizations. Union’s commercial banking efforts in Richmond have historically been more focused on CRE opportunities, while the Xenith team was built to support C&I, as well as CRE banking. We believe that the combination of these teams will result in a preeminent commercial banking presence in Richmond. With respect to other key markets, Union will be gaining access to our dedicated C&I and CRE banking group in Greater Washington/Baltimore with its specialized expertise in government contract lending, while also increasing its presence in Hampton Roads and Raleigh. Presently, Union has four bankers in Virginia Beach, so combined we will have a larger, stronger team to support Virginia’s second largest market.

Who will lead the merger integration?

We will form an Integration Management Team with representatives from Union and Xenith to map out the integration of the two companies. We will leverage a project management approach that has served Union well in the past. The membership of the Integration Management Team will be communicated after it is identified.

Will we have an opportunity to meet the Union management team? What should we expect and will all departments be visited?

Over the course of the next couple of weeks, we will host “meet-and-greet” meetings with Union management teams. The purpose of these meetings will serve as introductory conversations. Union management may soon begin “discovery” conversations, which are one-on-one conversations beyond the initial introduction, in which you and your counterpart begin to discuss more in-depth roles and resource mapping. Some areas may move more quickly into discovery than others. Not all departments will be on the same schedule of “meet-and-greet” and discovery.

When will Xenith employees find out about their job status?

As we’ve indicated, we do not expect customer serving branch employees to be impacted. The communications around the job status for other groups – either job offers or job elimination notifications – will be made as soon as possible, and no later than 60 days before the closing date, which is targeted to be early January 2018. As mentioned earlier, the commercial banking staff is very important to Union as well. Therefore, few job eliminations are expected on the commercial banking teams.

Why does it take so long to notify employees of their job status?

Integrating banks is hard work and we want to do it well. Union management must determine the needs of the combined company to support the additional clients and growth strategy, and obtain cost savings. In addition, it must determine its space needs and strategy for where positions will be located.

If I am offered a job, will my tenure with my prior bank carry over?

Your years of service with Xenith and Bank of Hampton Roads will carry forward after closing solely for purposes of determining benefits eligibility, and vesting in 401K plans.

Will there be an impact to my PTO?

Between now and closing you will continue to follow Xenith’s time off policies. Details of the Union PTO and the other benefits programs will be communicated shortly. One difference in PTO plans is that the Union plan allows for 40 hours of PTO to carry over to the next year while Xenith’s plan allows for 56 hours. Please work with your supervisor to make sure you can schedule all your PTO in 2017.

How will my benefits be impacted?

You will continue to enjoy the benefits that you currently have until the end of the year. Union also uses the VBA for their health and welfare benefits. Additional details about the Union benefit offerings will be communicated in the fall during open enrollment.

What about payroll? Will my paycheck come from Xenith?

You will continue to clock in and out through ADP if you are a non-exempt employee and receive your paycheck as you have in the past through the closing date. Either on closing date, or sometime shortly after the closing date, Xenith employees will shift to Union’s time tracking and payroll vendor. We will provide you the details when we get closer to that specific system conversion.

Who are the senior leaders of Union? Will any of our senior management team remain with Union?

John Asbury will lead the combined company. Each executive leadership team will continue to lead their respective organizations with a focus on their current business through closing. Decisions about all the other management positions are still to be made. We will communicate them as they are made

Union’s management team is composed of:

John C. Asbury President &CEO of Union Bankshares Corporation and President & CEO of Union Bank & Trust	Elizabeth M. Bentley Executive Vice President & Chief Retail Officer

David G. Bilko Executive Vice President & Chief Risk Officer	M. Dean Brown Executive Vice President & Chief Information Officer

Robert M. Gorman Executive Vice President & Chief Financial Officer	Loreen A. LaGatta Executive Vice President & Chief Human Resource Officer

D. Anthony Peay Executive Vice President & Chief Banking Officer	Ley Watson Chief Audit Officer

What is the current status of the merger? When will we close the transaction?

The boards for both companies have approved the merger. We signed the merger agreement on Friday, May 19, 2017 and it will be publicly announced on Monday, May 22, 2017. The merger is subject to approval from the shareholders of both companies, as well as a number of regulatory approvals. The merger target closing date is early in January, 2018. Keep in mind that the closing date is different than systems conversion dates, which have not yet been established.

What core system does Union use?

Union uses FIS Horizon.

Will we have all of our existing products available to sell prior to and following the closing of the merger? Are there additional products they offer that we will be able to offer?

Since Union is a larger institution, it is likely they will have all of our products and more. Nevertheless, as products are impacted by the core system we use, any change in products will not take place until the core systems conversion. Prior to this conversion, we will do an extensive product mapping and evaluation to make sure that customer accounts are converted accurately.

Union also offers insurance, investment and trust services, which Xenith currently does not offer. In addition, Union has a mortgage company.

How will all of this affect our customers?

We expect the combined company will be better able to meet the credit needs of our larger C&I and CRE customers. All customers will have multiple locations to choose from, and will also have access to products we don’t currently offer such as insurance, mortgage, and trust services.

However, all of our customers will have to go through a core system conversion. For the legacy Xenith customers it will be their second. We will need to do everything we can to insure a smooth transition.

Why us and why now? We just went through a merger less than a year ago.

While the timing may come as a surprise, the combination of our C&I and CRE lending experience and the expanded geographic footprint on the Eastern Shore and in Hampton Roads, North Carolina, and Baltimore/Metro Washington is a great match for Union’s current footprint. There is very little overlap in customers and the combined company will have almost $12 billion in assets. The merger will make the combined company the largest regional bank headquartered in Virginia, and provide improved ability to service C&I and CRE clients, as well as consumer clients, in a much broader geographic footprint, with a greater enhancement in the branch distribution network.

Size/scale is important in banking in today’s world. The combined company will be better able to invest in technology, human resources, and compliance without negatively impacting its financial performance. The Xenith board of directors made the decision that it is in the best interest of our shareholders to become part of the Union family.

How does this impact our culture?

Xenith’s culture has been built upon our values, which are: Character, Leadership, Communication, Excellence, Collaboration and Learning. Union is committed to creating a strategically aligned, high performing, customer-focused culture. Union’s culture is built upon values, which are: Commitment, Integrity and Trust, Knowledge, Respect, Teamwork and Customer Focus. There is quite a lot of overlap in these values. Hear more about Union’s culture in the video that is posted on the XNET with the conversation with the two company CEO’s.

In the coming months, Xenith associates will have the opportunity to participate in Union’s insight survey. Union will leverage the results to assist them in identifying what Xenith associates value most about their current culture, and what they would change. These results will help the combined company focus on the matters most important to our associates.

What if employees start leaving Xenith because they think, or know, that their jobs will be eliminated? How will we keep serving our customers if we have excessive turnover?

Xenith employees who experience an involuntary termination due to the merger after closing will be eligible for benefits under the Xenith Severance Pay Plan. Each employee who receives notice that his/her job is being eliminated after the merger closing will receive two weeks of pay for every year of service as of their termination date. The minimum severance will be 10 weeks of pay, and the maximum will be 22 weeks of pay. In the case of resignations, management will evaluate and put in place alternative staffing options.

If I am to be terminated, when is my termination date?

Any job elimination notifications will include the applicable termination date for that position. In most cases, it will align closely with either the closing or conversion date, but business needs may dictate differing dates.

Will there be retention bonuses? How will it be decided who is eligible for those?

Xenith management will be administering a retention program approved by Union. The retention bonuses are in addition to any applicable severance pay, and will be paid at termination assuming an employee stays through a pre-communicated transition date. Xenith management will be determining and communicating which employees will be offered a retention bonus.

If my job is being eliminated, how can I be considered for positions within Union? Will our Human Resources Department assist with this or would I need to apply online with Union? Can I apply now ahead of finding out about my position status?

The process for how Xenith employees will be notified of, and considered for, position openings will be shared as we get closer to the notifications on job offers or job eliminations. In some cases, it is anticipated that offers will be made directly to employees for positions at Union, without the need to apply for an open position. In some cases, employees may have to apply. The Union and the Xenith Human Resources Departments will collaborate on the communication of job openings.

Will there be any outplacement or counseling assistance in finding jobs for employees who are not offered a position with Union?

Union will be offering outplacement services to eligible employees as they approach the termination of their employment. More detail will be shared with eligible employees in the future.

We understand that this announcement will cause anxiety. Change always does cause anxiety.

If you feel you need to speak with a professional to help you through this transitional period, please reach out through our Employee Assistance Program.

What are the opportunities for job growth?

Any time there are mergers, acquisitions or changes in organizations, it provides an opportunity for associates to rise to new levels. You will have the ability to apply for open Union positons/opportunities as described above and perhaps try something new. As time goes on, we will communicate the open positions. Union currently has more than 1,400 employees.

Will our current open positons be put on hold?

Union and Xenith both have to run their businesses independently until the closing of the merger. Management at both banks will evaluate whether positions can be “held” for displaced employees on a case-by-case basis.

If I own stock, how will it be impacted?

As a shareholder, each of your shares of common stock will be exchanged for .9354 shares of common stock in Union.

How will this impact our vendors and suppliers?

Union already has established contracts with vendors, but we will evaluate each circumstance as we identify them, and come to the best decision for the best price and service for the bank. Our respective Vendor Management teams will be working on this transition shortly after the announcement.

How will our organizational structure be impacted?

None of these decisions have been made at this time. Union leadership will be evaluating the organizational structure over the next few months and determining the best way to manage the combined company in order to provide the best service to our customers and enhance performance. As decisions are made, we will be communicating them.

Will customers be able continue to use their checks and debit cards?

Yes, they can continue using their checks and debit cards as usual.

How will customers be notified of changes?

We will be creating various approaches to outreach, such as letters, statement messaging, emails, and ads, to inform both our customers and the communities we serve of the proposed merger. Customers will receive more information as we get closer to the closing date.

When will the signs/name changes take place?

We have not yet determined when the signs will be changed, but after the core systems conversion date, the Xenith name will no longer be used in Maryland and Virginia. Union cannot legally use the Union name in North Carolina, so the Xenith name will continue to be used there.

Where can employees go to find more information?

We will continue to provide information on the XNET as more details become available. In the meantime, please feel free to reach out to your manager if you have additional questions. We will also be creating a Merger Integration Team with members from both organizations that will have a communication plan. If you have not already done so, please view the video of John Asbury, Union’s CEO, and Gaylon Layfield, Xenith’s CEO, on the XNET.

**************

Caution Regarding Forward-Looking Statements

Certain statements made herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include projections, predictions, expectations, or beliefs about future events or results or otherwise are not statements of historical fact, are based on certain assumptions as of the time they are made, and are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Such statements are often characterized by the use of qualified words (and their derivatives) such as “expect,” “believe,” “estimate,” “plan,” “project,” “anticipate,” “intend,” “will,” “may,” “view,” “opportunity,” “potential,” or words of similar meaning or other statements concerning opinions or judgment of Union Bankshares Corporation (“UBSH”) or Xenith Bankshares, Inc. (“XBKS”) or their management about future events. Such statements include statements as to the anticipated benefits of the merger, including future financial and operating results, cost savings and enhanced revenues as well as other statements regarding the merger. Although each of UBSH and XBKS believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results, performance, or achievements of UBSH or XBKS will not differ materially from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending on a variety of factors, including but not limited to: (1) the businesses of UBSH and XBKS may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) customer and employee relationships and business operations may be disrupted by the merger; (5) the ability to obtain required regulatory and shareholder approvals, and the ability to complete the merger on the expected timeframe may be more difficult, time-consuming or costly than expected; (6) changes in interest rates, general economic conditions, tax rates, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System; the quality and composition of the loan and securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the companies’ respective market areas; their implementation of new technologies; their ability to develop and maintain secure and reliable electronic systems; and accounting principles, policies, and guidelines, and (7) other risk factors detailed from time to time in filings made by UBSH or XBKS with the Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date they are made and UBSH and XBKS undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information About the Proposed Transaction and Where to Find It

In connection with the proposed merger, UBSH will file with the SEC a registration statement on Form S-4 to register the shares of UBSH common stock to be issued to the shareholders of XBKS. The registration statement will include a joint proxy statement of UBSH and XBKS and a prospectus of UBSH. A definitive joint proxy statement/prospectus will be sent to the shareholders of UBSH and XBKS seeking their approval of the merger and related matters. This release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and shareholders of UBSH and XBKS are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described below.

Investors and shareholders of both companies are urged to read the registration statement on Form S-4 and the joint proxy statement/prospectus included within the registration statement and any other relevant documents to be filed with the SEC in connection with the proposed merger because they will contain important information about UBSH, XBKS and the proposed transaction. Investors and shareholders of both companies are urged to review carefully and consider all public filings by UBSH and XBKS with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Quarterly Reports on Form 10-Q, and their Current Reports on Form 8-K. Investors and shareholders may obtain free copies of these documents through the website maintained by the SEC at www.sec.gov. Free copies of the joint proxy statement/prospectus and other documents filed with the SEC also may be obtained by directing a request by telephone or mail to Union Bankshares Corporation, 1051 East Cary Street, Suite 1200, Richmond, Virginia 23219, Attention: Investor Relations (telephone: (804) 633-5031), or Xenith Bankshares, Inc., 901 East Cary Street Richmond, Virginia, 23219, Attention: Thomas W. Osgood (telephone: (804) 433-2200), or by accessing UBSH’s website at www.bankatunion.com under “Investor Relations” or XBKS’s website at www.xenithbank.com under “Investor Relations” under “About Us.” The information on UBSH’s and XBKS’s websites is not, and shall not be deemed to be, a part of this release or incorporated into other filings either company makes with the SEC.

UBSH and XBKS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of UBSH and/or XBKS in connection with the merger. Information about the directors and executive officers of UBSH is set forth in the proxy statement for UBSH’s 2017 annual meeting of shareholders filed with the SEC on March 21, 2017. Information about the directors and executive officers of XBKS is set forth in XBKS’s Annual Report on Form 10-K, as amended, filed with the SEC on May 1, 2017. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available. Free copies of these documents may be obtained as described above.